UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 9, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME eREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – Vose-Van Nuys, LLC

On November 9, 2020, we acquired from Fundrise Lending, LLC, a wholly owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $12,500,000, (the “Vose VN Senior Loan”). The borrower, Vose-Van Nuys, LLC (“Vose VN”), used the loan proceeds to acquire approximately 87,000 square feet of land located at 11431 Vose Ave and 7054-7062 Van Nuys Blvd, Van Nuys,

CA 91405 (the “Vose VN Property”). Vose VN intends to obtain entitlements and permits for approximately 333 apartment units for the site.

Vose VN is managed by the principals of Alliant Strategic Investments. The principals of Alliant Strategic Investments (the “Sponsors”) have acquired or developed approximately 700 projects across the US.

On the original closing date of the Vose VN Senior Loan, Vose VN was capitalized with approximately $4,400,000 of equity capital from the Sponsors.

The Vose VN Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 9.75% per annum paid current on a monthly basis through the maturity date, November 9, 2021 (the “Vose VN Senior Loan Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Vose VN Senior Loan amount, paid directly by Vose VN.

Vose VN has the ability to extend the Vose VN Senior Loan Maturity Date for one six-month period. To exercise the extension option, all interest must be paid, and Vose VN will be required to pay an extension fee of 1.0% of the funding provided to date. During the extension period, the interest rate will increase to 10.25%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the Vose VN Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 85.0%. The LTV ratio is the amount of the Vose VN Senior Loan divided by the September 2020, third-party appraised value of the Vose VN Property. There can be no assurance that such value is correct.

The Vose VN Property is located in the Van Nuys neighborhood of the California San Fernando Valley, in close proximity to Studio City and North Hollywood, both of which are major employment centers for the Valley.

As the Vose VN Property Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME eREIT V, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: November 13, 2020